Exhibit 99.1

Trina Solar Announces Resignation of Mr. Zhiguo Zhu as Director, COO and President of MBU

CHANGZHOU, China, March 9, 2017 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (PV) modules, solutions and services, today announced that Mr. Zhiguo Zhu has resigned as a member of the board of directors, chief operating officer (the “COO”) and president of the Module Business Unit (“MBU”) for personal reasons, effective on March 10, 2017. Mr. Jifan Gao, Chairman and CEO of Trina Solar, will assume direct management of the MBU.

Commenting on Mr. Zhu’s resignation, Mr. Jifan Gao, Chairman and CEO of Trina Solar said, “On behalf of the board of directors and management, I would like to thank Mr. Zhu for his efforts and contributions during his tenure at Trina. We wish him well in his future endeavors. Looking ahead, we will continue to work diligently to strengthen Trina’s leading position in the global PV module market and continue our transformation to become the world’s leading provider of solar energy total solutions to our customers.”

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL) is a global leader in photovoltaic modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Trina Solar Limited

Merry Xu, Interim CFO	Christensen IR
Email: merry.xu@trinasolar.com	Linda Bergkamp
Phone: +1 480 614 3004 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Email: ir@trinasolar.com